Exhibit 8

Significant Subsidiaries of Sociedad Química y Minera de Chile S.A.

Name of Subsidiary	Country of Incorporation
SQM Nitratos S.A.	Chile
SQM Salar S.A.	Chile
SQM North America Corp.	USA
SQM Europe N.V.	Belgium